Exhibit 1

Second Quarter 2012

Page 1 of 17

Stock Information: NYSE ADR Ticker: EDN Buenos Aires Stock Exchange Class B Shares Ticker: EDN Ratio: 20 Class B = 1 ADR	EDENOR ANNOUNCES
	SECOND QUARTER 2012 RESULTS

	Buenos Aires, Argentina, August 21, 2012 – Empresa Distribuidora y Comercializadora Norte S.A. (NYSE: EDN; Buenos Aires Stock Exchange: EDN) (“EDENOR” or “the Company”), Argentina’s largest electricity distributor, today announced its results for the second quarter of 2012. All figures are stated in Argentine Pesos and have been prepared in accordance with International Financing Reporting Standards. Solely for the convenience of the reader, Peso amounts as of and for the period ended June 30, 2012 have been translated into U.S. Dollars at the buying rate for U.S. Dollars quoted by Banco de la Nación Argentina (Banco Nación) on June 30, 2012 of Ps. 4.527.
	The following results are based on non consolidated financial statements of Edenor S.A.

	Second Quarter 2012 EDENOR Highlights

	EDENOR FINANCIAL HIGHLIGHTS
		2Q 2012 *	2Q 2011 *	% Change vs.2011

	Net Sales	726.0	551.8	31.6%
	Electric power purchases	(425.2)	(271.7)	(56.5)%
	Gross margin	300.7	280.1	7.4%
	Net Operating Income (loss)	(205.8)	(89.7)	(129.4)%
	Net Loss	(259.2)	(88.9)	(191.6)%

	* In millions of Argentine Pesos
Investor Relations Contacts:

Leandro Montero
Chief Financial Officer
Tel:  5411.4346.5511

Veronica Gysin
Planning and Capital Markets Manager
Tel: 5411.4346.5231

Edenor S.A.
6363 Del Libertador Avenue, 4th Floor
(C1428ARG) Buenos Aires, Argentina
Fax: 5411.4346.5358

Email: investor@edenor.com

www.edenor.com.ar

	Net Sales increased 31.6% to Ps. 726.0 million in the second quarter of 2012 from Ps. 551.8 million in the second quarter of 2011, mainly due to an increase in the electric power price on account of the subsidies cuts and the increase in the volume of electricity and capacity sold.

	Volume of Energy Sold increased 0.4% to 4,966 GWh in the second quarter of 2012 from 4,949 GWh in the second quarter of 2011. This increase was attributable to a 1.4% increase in the number of customers, partially offset by a 1.0% decrease in the average GWh consumption per customer.

	Electric Power Purchases increased 56.5% to Ps. 425.2 million in the second quarter of 2012 from Ps. 271.7 million in the second quarter of 2011, mainly due to an increase in the purchase price as a result of the subsidies cuts, the increase in the price at which the non-recognized losses are measured and the cost set for mobile generation since June 2012.

Second Quarter 2012

Gross Margin increased 7.3% (Ps.20.6 million) to Ps. 300.7 million in the second quarter of 2012 from Ps. 280.1 million in the second quarter of 2011, mainly due to a Ps. 12.1 million recovery in framework agreement, an increase of Ps. 7.2 million in poles rentals and an increase of Ps. 1.3 million of the higher volume of energy and capacity sold.

Net Operating Income decreased Ps. 116.1 million, to a loss of Ps. 205.8 million in the second quarter of 2012 from a loss of Ps. 89.7 million in the second quarter of 2011. This negative result was due to an increase in transmission and distribution expenses of Ps. 81.4 million, an increase in selling expenses of Ps. 15.3 million and an increase in administrative expenses of Ps. 7.8 million basically due to higher salaries and services fees. On top of that it was affected by the decrease in other expenses of Ps. 12.5 million and a decrease of Ps. 19.9 in results from permanent investments.

Net Loss increased Ps. 170.3 million, to a loss of Ps. 259.2 million in the second quarter of 2012 from a loss of Ps. 88.9 million in the second quarter of 2011, mainly due to the increase in operating expenses, the negative variation in permanent investments and a decrease in financial results.

Second Quarter 2012

Second Quarter 2012 EDEN Highlights

EDEN FINANCIAL HIGHLIGHTS
	2Q 2012 *	2Q 2011*	% Change vs.2011

Net Sales	169.2	152.9	10.7%
Electric power purchases	721	698	3.3%
Gross margin	95.0	92.5	2.7%
Net Operating Income (loss)	8.5	37.6	(77.4)%
Net Income	0.8	21.6	(96.3)%
*         In millions of Argentine Pesos

Net Sales increased 10.7% to Ps. 169.2 million in the second quarter of 2012 from Ps. 152.9 million in the second quarter of 2011, mainly due to an increase in the volume of energy sold and higher energy prices due to tariff increases obtained since June 2011.

Volume of Energy Sold increased 2.6% to 708 GWh in the second quarter of 2012 from 690 GWh in the second quarter of 2011. This increase was attributable mainly to a 1.5% increase in the number of customers and a 1.1% increase in average consumption per customers.

Electric Power Purchases increased 22.8% to Ps. 74.2 million in the second quarter of 2012 from Ps. 60.4 million in the second quarter of 2011, mainly due to an increase in the purchase price, and higher purchase in GWh.

Gross Margin increased 2.7% to Ps. 95.0 million in the second quarter of 2012 from Ps. 92.5 million in the second quarter of 2011, mainly due to the tariff increases granted since June 2011.

Net Operating Income decreased Ps. 29.1 million, to a gain of Ps. 8.5 million in the second quarter of 2012 from a gain of Ps. 37.6 million in the second quarter of 2011. This variation was due to an increase in the electric power purchases and distribution expenses of Ps. 18.1 million and to an increase in selling and administrative expenses of Ps. 4.6 million basically due to the higher salaries and services fees and other income expenses of Ps. 8.9 million.

Net Income decreased Ps. 20.8 million, to a gain of Ps. 0.8 million in the second quarter of 2012 from a gain of Ps. 21.6 million in the second quarter of 2011, mainly due to the increase in operating expenses described above.

Second Quarter 2012

Discussion of Edenor Financial Results:

Net sales

Net sales increased 31.6% (Ps. 174.2 million) from Ps. 551.8 million in the second quarter of 2011 to Ps. 726.0 million in the second quarter of 2012.

This variation was mainly due to the increase of 0.4 % in the volume of energy sold, from 4.949 GWh sold in the second quarter of 2011 to 4.966 GWh sold in the second quarter of 2012 which is basically attributable to an increase in the number of customers and a lesser extend to the recovery of the framework agreement and the increase in the pole rentals.

Net energy sales represent approximately 98.1 % of net sales while pole leases, and connection and reconnection charges represent the remaining 1.9%.

Energy sales increased 30.8% (Ps. 167.8 million) from Ps. 544.3 million in the second quarter of 2011 to Ps. 712.1 million in the second quarter of 2012. This increase was mainly due to the impact of the cut in subsidies on the electric power price for certain customers.

Electric power purchases

Our electric power purchases increased 56.5% from Ps. 271.7 million in the second quarter of 2011 to Ps. 425.2 million for the second quarter of 2012. This variation results mainly from the increase in the purchase price due to the subsidies cuts, to an increase in the price at which non-recognized energy losses are measured and to the cost set for mobile generation since June 2012.

Quarterly energy losses remained in the same level vis à vis second quarter 2011.

Gross margin

Gross margin increased 7.3% (Ps. 20.3 million) from Ps. 280.1 million in the second quarter of 2011 to Ps. 300.7 million in the second quarter of 2012. This positive variation was attributable to a Ps. 12.1 million recovery in framework agreement, an increase of Ps. 7.2 million in poles rentals and an increase of Ps. 1.3 million of the higher volume of energy and capacity sold.

Transmission and distribution expenses

Transmission and distribution expenses have increased 31.7 % from Ps. 256.6 million in the second quarter of 2011 to Ps. 338.0 million in the second quarter of 2012, mainly due to:

●	a Ps. 52.3 million rise in salaries and services fees as a result of increases in outsourced contractors’ prices;

Second Quarter 2012

●	a Ps. 15.3 million increase in salaries and social security taxes, due to payments in advance for salaries increases under negotiation; and,
●	a Ps. 6.1 million increase in supplies.

In terms of percentage of revenues, transmission and distribution expenses remained in the same level.

The following table sets forth the principal components of transmission and distribution expenses for the periods indicated:

	2Q 2012	% of 2Q 2012 net sales	2Q 2011	% of 2Q 2011 net sales
	(in million of Pesos)
Salaries and social security taxes	125.2	17.2%	109.9	19.9%
Supplies	19.1	2.6%	13.0	2.3%
Salaries and services fees	122.1	16.8%	69.8	12.6%
Depreciation of property, plant & equipment	47.8	6.6%	44.7	8.1%
ENRE’s fines and penalties	17.6	2.4%	14.7	2.7%
Other	6.2	0.9%	4.5	0.8%
Total	338.0	46.6%	256.6	46.5%

Selling expenses

Selling expenses are related to customer services provided at commercial offices, billing, invoice mailing, collection and collection procedures, as well as allowances for doubtful accounts.

Selling expenses have increased 20.4 % from Ps. 74.6 million in the second quarter of 2011 to Ps. 89.9 million in the second quarter of 2012 mainly due to:

●	a Ps. 8.6 million rise in salaries and services fees as a result of increases in outsourced contractors’ prices; and,
●	a Ps. 7.8 million increase in salaries and social security taxes as a result of the increases in personnel cost for recognition of payments in advance for salaries increases under negotiation.

These increases were partially offset by a decrease of Ps. 1.7 million in the allowances for doubtful accounts.

In terms of percentage revenues, selling expenses decreased from 13.5 % in the second quarter of 2011 to 12.4 % in the second quarter of 2012.

The following are the principal components of selling expenses for the periods indicated:

Second Quarter 2012

	2Q 2012	% of 2Q 2012 net sales	2Q 2011	% of 2Q 2011 net sales
	(in million of Pesos)
Salaries and social security taxes	32.0	4.4%	24.3	4.4%
Postage and telephone	5.3	0.7%	4.0	0.7%
Allowance for doubtful accounts	5.4	0.7%	7.1	1.3%
Salaries and services fees	35.6	4.9%	27.0	4.9%
Taxes and charges	6.4	0.9%	6.6	1.2%
Others	5.2	0.7%	5.6	1.0%
Total	89.9	12.4%	74.6	13.5%

Administrative expenses

Administrative expenses include, among others, expenses associated with accounting, payroll administration, personnel training, systems operation and maintenance.

Administrative expenses have increased 19.1 % from Ps. 40.8 million in the second quarter of 2011 to Ps. 48.6 million in the second quarter of 2012 mainly due to:

●	a Ps. 5.2 million rise in salaries and social security taxes;
●	a Ps. 3.1 million increase in taxes;
●	a Ps. 1.4 million in computer rentals; and,
●	a Ps. 1.2 million in salaries and services fees.

These increases were partially offset by a decrease of Ps. 1.6 million in public relations and marketing.

In terms of percentage of revenues, administrative expenses decreased from 7.4 % in the second quarter of 2011 to 6.7 % in the second quarter of 2012.

The following are the principal components of administrative expenses for the periods indicated:

	2Q 2012	% of 2Q 2012 net sales	2Q 2011	% of 2Q 2011 net sales
	(in million of Pesos)
Salaries and social security taxes	20.4	2.8%	15.2	2.8%
Computer services	9.4	1.3%	7.9	1.4%
Salaries and services fees	8.1	1.1%	6.9	1.3%
Rentals and assurances	4.1	0.6%	3.4	0.6%
Others	6.5	0.9%	7.3	1.3%
Total	48.6	6.7%	40.8	7.4%

Second Quarter 2012

Adjusted Standalone EBITDA

Adjusted standalone EBITDA have decreased to Ps. 2.5 million in June of 2012 vis à vis Ps. 227.3 million for the same period of 2011.

	2Q 2012	2Q 2011	June 2012	June 2011
	(in million of pesos)
Operating Profit	(205.8)	(89.7)	(303.0)	375.2
Result from permanent investments	3.0	(16.8)	(8.8)	(457.5)
Amortization	47.8	46.6	95.0	92.8
EBITDA	(155.0)	(59.9)	(216.8)	10.5
PUREE	125.7	94.8	204.5	160.6
Commercial Interests	7.2	5.3	14.8	11.2
Adjusted EBITDA	(22.1)	40.2	2.5	182.3

Adjusted Consolidated EBITDA

Adjusted consolidated EBITDA have decreased to Ps.47.5 million in June of 2012 vis à vis Ps. 292.3 million for the same period of 2011.

	2Q 2012	2Q 2011	June 2012	June 2011
	(in million of pesos)
Operating Profit	(196.3)	(73.7)	(279.7)	396.1
Result from permanent investments	0.1	0.0	0.0	(435.0)
Amortization	43.0	46.2	97.5	94.0
EBITDA	(153.2)	(27.5)	(182.2)	55.1
PUREE	127.8	154.4	213.2	222.3
Commercial Interests	8.1	8.2	16.5	14.9
Adjusted EBITDA	(17.3)	135.1	47.5	292.3

Other operating incomes and expenses

Other operating incomes and expenses mainly include voluntary retirements, severance payments, net revenues or expenses from technical transportation services between electricity distribution companies and accrual for lawsuits.

We recorded a loss of Ps. 27.0 million in the second quarter of 2012 compared to a loss Ps. 14.5 million in the second quarter of 2011 mainly due to the decrease of Ps. 8.7 million in our operating income, this negative variation was basically due to a Ps. 16.5 million decrease due to a reclassification of the recovery in the allowances for doubtful accounts. This decrease was partially offset by a decrease in severance payments and a decrease in the allowances for contingencies.

Second Quarter 2012

Net operating income (loss)

Net operating income (loss) decreased 129.4 % from a loss of Ps. 89.7 million in the second quarter of 2011 to a loss of Ps. 205.8 million in the second quarter of 2012.

This negative variation was the result of:

●	a Ps. 81.4 million increase in transmission and distribution expenses;
●	a Ps. 15.3 million in selling expenses; and,
●	a Ps. 7.8 million in administrative expenses.

On top of that, it was affected by the increase in other expenses of Ps. 12.5 million and a decrease of Ps. 19.9 million in results from permanent investment.

Financial income (expenses), net

Net financial results, are compounded by financial incomes, financial expenses, and other financial results.

In the second quarter of 2012 the company has recorded a loss of Ps. 65.6 million compared to a loss of Ps. 52.9 million in the second quarter of 2011.

This negative variation of Ps. 12.7 million was basically due to increases in net exchange losses which were partially offset by positive changes in the fair value of financial instruments.

Net Loss

We recorded a net loss of Ps. 259.2 million in the second quarter of 2012 vis à vis a net loss of Ps. 88.9 million in the same period of 2011.

This negative variation of Ps. 170.3 million is mainly a result from:

●	the increases in transmission and distribution, selling and administrative expenses of Ps. 104.5 million, explained above;
●	the negative variation of Ps. 19.9 million in results from permanent investments; and,
●	the negative variation of Ps. 14.5 million in other financial results, described above.

Second Quarter 2012

EDENOR Operating Highlights

The following table shows our energy sales by category of customer (in GWh) and the number of clients for each category:

	2Q 2012		2Q 2011			June 2012	June 2011	Clients
	In Gwh	%	In Gwh	%	Variation	Clients	Clients	Variation
Residential	1.973	39,7%	1.964	39,7%	0,5%	2.367.816	2.339.719	1,2%
Small Commercial	406	8,2%	400	8,1%	1,6%	310.312	302.173	2,7%
Medium Commercial	420	8,4%	416	8,4%	0,9%	31.160	30.466	2,3%
Industrial	831	16,7%	850	17,2%	-2,2%	6.105	5.928	3,0%
Wheeling System	1.037	20,9%	1.028	20,8%	0,8%	697	669	4,2%
Others
Public Lighting	188	3,8%	184	3,7%	2,1%	22	21	4,8%
Shantytowns and Others	112	2,2%	107	2,2%	3,7%	378	373	1,3%
Total	4.966	100,0%	4.949	100,0%	0,4%	2.716.490	2.679.349	1,4%

Capital Expenditures

During the second quarter of 2012, our capital expenditures amounted to Ps. 118.8 million, compared to Ps.  85.6 million in the second quarter of 2011.

Our capital expenditures in the second quarter of 2012 consisted mainly of the following:

●	Ps. 98.0 million in new connections due to the increase in our customer base and grid enhancements;
●	Ps. 10.0 million in network maintenance and improvements;
●	Ps. 2.2 million in legal requirements;
●	Ps. 0.4 million in communications and telecontrol; and
●	Ps. 8.1 million of other investment projects.

For the six-month period ended June 30, 2012, our Capital Expenditures totalized to Ps. 216.3 million, compared to Ps. 134.3 million in the same period of 2011.

PUREE Funds

In the second quarter of 2012, PUREE funds increase 28.4%, amounting Ps. 119.1 million vis à vis Ps. 92.7 million in the same period of 2011.

Second Quarter 2012

EDEN Operating Highlights

The following table shows our energy sales by category of customer (in GWh) and the number of clients for each category:

	2Q 2012		2Q 2011%			Clients	Clients	Clients %
	In GWh	%	In GWh	%	Variation	June 2012	June 2011	Variation
Residential	153	21.5%	149	21.5%	3%	294,696	290,918	1.3%
Small Commercial	56	7.9%	54	7.8%	4%	42,864	41,730	2.7%
Medium Commercial	26	3.7%	25	3.6%	7%	1,460	1,422	2.7%
Industrial	206	29.1%	205	29.8%	0%	818	763	7.2
Wheeling System	71	10.0%	72	10.4%	-1%	82	83	-1.2%
Others
Public Lighting	22	3.1%	22	3.2%	2%	1,680	1,647	2.0%
Cooperatives	171	24.1%	163	23.6%	5%	135	131	3.1%
Own Consumption	2	0.2%	1	0.1%	108%	114	117	-2.6%
Energy Recovered	1	0.2%	1	0.1%	80%	---	---	---
Total	708	100.0%	690	100.0%	2.6%	341,849	336,811	1.5%

Capital Expenditures

During the second quarter of 2012, our capital expenditures amounted to Ps. 25.4 million, compared to Ps.  12.7 million in the second quarter of 2011.

Our capital expenditures in the second quarter of 2012 consisted mainly of the following:

●	Ps. 21.1 million in non-discretionary capex (growth, replacement, public safety, quality services and environmental;
●	Ps. 2.1 million in discretionary capex (IT, communications and technology advances and energy loses control); and,
●	Ps. 2.1 million in others capex (contingencies).

For the six-month period ended June 30, 2012, our Capital Expenditures amounted to Ps. 44.6 million, compared to Ps. 23.2 million in the same period of 2011.

Second Quarter 2012

HIGHLIGHTS

Framework Agreement

From January 1st, 2012 up to date, the Company collected Ps. 45.9 million from the National Government and Ps. 1.6 million from the Government of the Province of Buenos Aires under the Framework Agreement.

Payment arrangement with the City of Buenos Aires

On July 16, the Company and the Government of the City of Buenos Aires agreed to paid the debt that the city maintained with the Company for a total amount of Ps. 12.5 million.

The Company received on July 30, 2012 a payment of Ps. 3.5 million and the remaining will be paid in equal installments every 15 days, starting on August 15, 2012.

Ordinary and Extraordinary Shareholders Meeting

On April 27, 2012 Annual Meeting was held at which approved, among other things, Financial Statements at 31 December 2011, the management of the Board of Directors and the Supervisory Committee and resolved to absorb the accumulated losses of Ps. 670.8 million against the legal reserve, share premium and the Capital Adjustment for Ps. 64.1 million, Ps. 18.3 million and Ps. 588.4 million, respectively.

Costs Adjustments

In May 2012 we requested an additional increase to our distribution margins under the Cost Monitoring Mechanism (“CMM”) to account for fluctuations in the distribution cost base for the period from October 2011 to May 2012.

As of today, we have submitted to the ENRE nine requests from CMM adjustments as described in the table below, pending for the ENRE’s response.

Assessment Period	Application Date	CMM Adjustment Requested
November 2007 - April 2008	May 2008	5.791%
May 2008 – October 2008	November 2008	5.684%
November 2008 - April 2009	May 2009	5.068%
May 2009 – October 2009	November 2009	5.041%
November 2009 - April 2010	May 2010	7.103%
May 2010 – October 2010	November 2010	7.240%
November 2010 - April 2011	May 2011	6.104%
May 2011 – October 2011	November 2011	7.721%
November 2011 - April 2012	May 2012	8.529%
	Cummulative:	75.80%

Although we believe that these increases comply with the terms of the CMM, we cannot assure that the ENRE will grant us these increases in full, or at all, or if granted, that we will be able to bill our customers or otherwise recover these increases from other sources of payment (such as PUREE).

Second Quarter 2012

EDEN’S Tariff Increase

The ministry of infrastructure of the Province of Buenos Aires has issued as of July 20, 2012 resolution number 243/2012, determining the new rate schedules for the periods starting on July 1, 2012 until July 31, 2012, from August 1, 2012 till September 30, 2012 and from October 1, 2012, determining a restructuring of the electricity rates in Eden’s Concession Area. These rates schedules were resolved to cover Eden’s cost increases (salaries, materials and contractors services).

EDENOR Financial position

As of today, the outstanding principal amount of our dollar denominated financial debt (net of the senior notes due 2022 that we hold) is US$ 283.3 million, consisting of US$ 24.8 million principal amount of Senior Notes due 2017 and US$ 258.5 million principal amount of Senior Notes due 2022. In addition, the outstanding principal amount of our peso denominated debt is Ps. 18.8 million, consisting of Ps.17.5 million of our Floating Rate notes due 2013 and the remaining amount consisting of short term loans with banks.

EDEN Financial position

As of today, the outstanding principal amount of our peso denominated financial debt is Ps. 71.7 million, consisting in bank debt by Ps. 50.0 million at floating rate and Ps. 21.7 million at variable rate.

Second Quarter 2012

About Edenor/Eden

Empresa Distribuidora y Comercializadora Norte S.A. (Edenor) is the largest electricity distribution company in Argentina in terms of number of customers and electricity sold (both in GWh and Pesos).  Through a concession, Edenor distributes electricity exclusively to the northwestern zone of the greater Buenos Aires metropolitan area and the northern part of the city of Buenos Aires, which has a population of approximately 7 million people and an area of 4,637 sq. km.  In 2011, Edenor sold 20,077 GWh of energy and purchased 23,004 GWh of energy, with net sales of approximately Ps. 2.3 billion and net loss of Ps. 435.4 million.

Eden distributes electricity exclusively to the northern zone of the Buenos Aires province, which has a population of approximately 1.5 million people and an area of 109,141 sq. km. In 2011, Eden sold 2.785 GWh of energy and purchased 2,808 GWh of energy, with net sales of approximately Ps. 592.6 million and net gains of Ps. 72.2 million.

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, Company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the Company are intended to identify forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties, including those identified in the documents filed by the Company with the U.S. Securities and Exchange Commission. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Conference Call Information

There will be a conference call to discuss the Edenor’s quarterly results on Wednesday, August 22, 2012, at 11:00 a.m. Buenos Aires time / 10:00 a.m. New York time.  For those interested in participating, please dial 1(877)317-6776 in the United States or, if outside the United States, +1(412) 317-6776 or 0800-444-2930 in Argentina.  Participants should use conference ID 10013298 or request for Edenor’s Conference Call, and dial in five minutes before the call is set to begin.  There will also be a live audio webcast of the conference at www.edenor.com in the Investor Relations section.

There will be a replay of the conference call available 1 hour after the end of the conference through 08/22/2012 11:00 a.m. NY Time.  To access the replay, please dial 1(877) 344-7529 or 1(412) 317-0088. The Conference ID: 10013298.

For more information, please access: www.edenor.com ; www.cnv.gob.ar

Second Quarter 2012

Income Statement
(For the six month period ended June 30, 2012 and 2011
in thousands of U.S. dollars and Argentine Pesos)

	30.06.12		30.06.11
Continuing Operations	US$	AR$	AR$
Net sales	317.000	1.435.060	1.147.941
Electric power purchases	(183.255)	(829.595)	(569.414)
Gross Margin	133.745	605.465	578.527
Transmission and distribution expenses	(139.105)	(629.729)	(434.117)
Selling expenses	(35.343)	(159.999)	(116.114)
Administrative expenses	(22.646)	(102.520)	(85.981)
Other incomes / (Expenses)	(5.524)	(25.005)	(24.517)
Gain from acquisition of assets	-	-	434.959
Result participation in subsidiaries	1.940	8.782	22.440
Operating Result	(66.933)	(303.006)	375.197
Net financial results	(27.415)	(124.106)	(117.971)
Result before income tax	(94.348)	(427.112)	257.226
Income tax	10.318	46.711	(100.817)
Profit (Loss) from continuing operations	(84.029)	(380.401)	156.409
Discontinued operations	6.745	30.536	10.574
Profit (Loss) for the year	(77.284)	(349.865)	166.983
Total others integral results	-	-	259
Total integral results for the year	(77.284)	(349.865)	167.242
Earnings per share from continued operations	(0,094)	(0,424)	0,174

Earnings per share from discontinued operations	0,008	0,034	0,012

*Financial tables have been converted into U.S. dollars at a rate of Ps. 4.527 per dollar, the buying rate as of June 30, 2012, solely for the convenience of the reader.

Second Quarter 2012

Cash Flow Statement
(For the six month period ended June 30, 2012 and 2011
in thousands of U.S. dollars and Argentine Pesos)

	30.06.2012		30.06.2011
Changes in cash and cash equivalents	US$	AR$	AR$
Cash and cash equivalents at beginning of year	21.698	98.227	246.007
Financial income on cash and cash equivalents	(2.968)	(13.435)	(1.170)
Change in cash and cash equivalents	50.702	229.529	(86.021)
Cash and cash equivalents at end of year	69.433	314.321	158.816
Operating activities
Integral result for the period	(77.284)	(349.865)	167.242
Net cash flow provided by operating activities	42.596	192.832	239.237
Net cash flows used in investing activities	10.842	49.080	(529.608)
Net cash flow (used in) provided by financing activities	(2.735)	(12.383)	204.350
(Decrease) Increase in cash and cash equivalents	50.702	229.529	(86.021)

Balance Sheet
(As of June 30, 2012 and December 31, 2011
in thousands of U.S. dollars and Argentine Pesos)

	30.06.2012		31.12.2011
ASSETS	US$	AR$	AR$

Total non-current assets	1.034.249	4.682.047	4.482.132
Total current assets	211.374	956.890	858.749
Other assets available for sale	32.351	146.451	216.531
TOTAL ASSETS	1.277.974	5.785.388	5.557.412

TOTAL EQUITY	238.904	1.081.520	1.431.385

LIABILITIES

Total non-current liabilities	736.629	3.334.719	3.071.505
Total current liabilities	302.441	1.369.149	1.054.522
TOTAL LIABILITIES	1.039.070	4.703.868	4.126.027
TOTAL LIABILITIES AND EQUITY	1.277.974	5.785.388	5.557.412

*Financial tables have been converted into U.S. dollars at a rate of Ps. 4.527 per dollar, the buying rate as of June 30, 2012, solely for the convenience of the reader.

Second Quarter 2012

Consolidated Income Statement
(For the six month period ended June 30, 2012 and 2011
in thousands of U.S. dollars and Argentine Pesos)

	30.06.12		30.06.11
	US$	AR$	AR$
Net sales	393.978	1.783.540	1.343.847
Income from construction	15.534	70.324	34.417
Electric power purchases	(215.649)	(976.243)	(640.613)
Construction cost	(15.534)	(70.324)	(34.417)
Gross Margin	178.329	807.297	703.234

Transmission and distribution expenses	(164.009)	(742.468)	(488.693)
Selling expenses	(43.447)	(196.685)	(134.172)
Administrative expenses	(26.197)	(118.594)	(99.347)
Other operative incomes / expenses	(6.449)	(29.194)	(19.870)
Gain from acquisition of assets	-	-	434.959
Result participation in joint ventures	(5)	(21)	(25)
Operating Result	(61.777)	(279.665)	396.086

Net financial results	(32.937)	(149.106)	(137.241)

Result before income tax	(94.714)	(428.771)	258.845

Income tax	8.743	39.578	(114.563)
Profit (Loss) from continuing operations	(85.972)	(389.193)	144.282
Results of discontinued operations	8.972	40.617	23.591
Profit (Loss) for the year	(76.999)	(348.576)	167.873
Total others integral results	-	-	259
Total integral results	(76.999)	(348.576)	168.132
Attributable to:
Society Owners	(77.284)	(349.865)	167.098
Non controlling	285	1.289	1.034
	(76.999)	(348.576)	168.132

*Financial tables have been converted into U.S. dollars at a rate of Ps. 4.527 per dollar, the buying rate as of June 30, 2012, solely for the convenience of the reader.

Second Quarter 2012

Consolidated Cash Flow Statement
(For the six month period ended June 30, 2012 and 2011
in thousands of U.S. dollars and Argentine Pesos)

	30.06.2012		30.06.2011
Changes in chash and cash equivalents	US$	AR$	AR$
Cash and cash equivalents at beginning of year	28.829	130.509	246.007
Financial income on cash and cash equivalents	(2.968)	(13.435)	(1.550)
Change in cash and cash equivalents	46.902	212.325	(16.755)
Cash and cash equivalents at end of year	72.763	329.399	227.702
Operating activities
Integral result for the period	(76.999)	(348.576)	168.132
Net cash flow provided by operating activities	81.076	367.030	418.938
Net cash flows used in investing activities	(26.457)	(119.769)	(675.719)
Net cash flow (used in) provided by financing activities	(7.717)	(34.936)	240.026
(Decrease) Increase in cash and cash equivalents	46.902	212.325	(16.755)

Consolidated Balance Sheet
(As of June 30, 2012 and December 31, 2011
in thousands of U.S. dollars and Argentine Pesos)
	30.06.2012		31.12.2011
ASSETS	US$	AR$	AR$

Total non-current assets	1.116.782	5.055.672	4.883.903
Total current assets	260.733	1.180.337	836.612
Other assets available for sale	32.351	146.451	1.278.731
TOTAL ASSETS	1.409.865	6.382.460	6.999.246

Equity attributable to the owners	238.904	1.081.520	1.431.385
Non-controlling participation	11.108	50.284	415.801
TOTAL EQUITY	250.012	1.131.804	1.847.186

LIABILITIES

Total non-current liabilities	799.249	3.618.200	3.314.890
Total current liabilities	360.604	1.632.456	1.307.312
Liabilities associated with assets held for sale	-	-	529.858
TOTAL LIABILITIES	1.159.853	5.250.656	5.152.060

TOTAL LIABILITIES AND EQUITY	1.409.865	6.382.460	6.999.246

*Financial tables have been converted into U.S. dollars at a rate of Ps. 4.527 per dollar, the buying rate as of June 30, 2012, solely for the convenience of the reader